Pacific Advisors Fund Inc.
Results of Shareholder Vote (Unaudited)



On February 28, 2001, a Special Meeting for Shareholders of the Balanced Fund and Income and Equity Fund was held to seek shareholder approval for Bache Capital Management, Inc. to replace Hamilton & Bache Inc. as co-manager of the Income and Equity Fund and as sub-adviser of the Balanced Fund.

Hamilton & Bache resigned from these positions effective November 10, 2000, because Mary Hamilton and Stephen Bache, its two principals, ended their business relationship. Mr. Bache, who performed substantially all of the portfolio management services provided by Hamilton & Bache to the Funds, formed his own investment advisory firm, Bache Capital. Your Board of Directors believed it would be appropriate to retain Bache Capital to act as co-manager of the Income Equity Fund and as sub-adviser of the Balanced Fund in order to provide continuity of management. On November 10, 2000 the Board of Directors approved temporary agreements to permit Bache Capital Management, Inc. to serve as sub-adviser of the Balanced Fund and co-Manager of the Income and Equity Fund on an interim basis until a shareholder vote could be held.

At the Special Meeting, a majority of the outstanding shares of the Balanced Fund approved the Sub-Advisory Agreement with Bache Capital Management, Inc. to serve as the sub-adviser of the Balanced Fund.
Out of 703,313.6370 shares outstanding, 390,669.4310 shares were voted for the agreement, 3,039.1700 shares were voted against the agreement, and 9,467.3360 shares abstained from voting.

At the Special Meeting, a majority of the outstanding shares of the Income and Equity Fund approved the Co-Management Agreement with Bache Capital to serve as co-manager of the Income and Equity Fund. Out of 281,522.2290 shares outstanding, 174,331.8540 shares voted for the agreement, 1,165.5700 shares were voted against the agreement, and 9,300.9230 shares abstained from voting.